FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number	000-30224

CRYPTOLOGIC INC.

55 St. Clair Avenue West, 3rd Floor
Toronto, Ontario, Canada
M4V 2Y7

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2007	CRYPTOLOGIC INC. Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CryptoLogic announces purchase and license of

Parbet poker brand and related assets

Acquisition expected to enhance poker room liquidity in key Scandinavian markets

January 9, 2007 (Toronto, ON) — CryptoLogic Inc., a leading software developer to the global Internet gaming industry, through its wholly-owned WagerLogic subsidiary, has signed an agreement to purchase the poker brand and related assets of Parbet.com, a popular Scandinavian online poker room. CryptoLogic companies will license the Parbet assets, poker software, payment processing services, multi-lingual customer support and services to a private Maltese online gaming company that will operate Parbet.com. The agreement is subject to certain closing conditions.

The purchase agreement includes all rights to the Parbet brand name, associated domain names such as Parbet.com, customer lists, databases and players’ cash on deposit. Under the agreement, WagerLogic will pay €9 million for the brand and assets, and potentially additional amounts up to a maximum amount of €4 million, contingent on improved performance of the assets over a six-month earn-out period. The Parbet assets currently generate approximately US$7 million in revenue annually. CryptoLogic expects the licensing arrangement to add approximately US$2 million to 2007 earnings.

“We have advanced several key strategies today,” said Lewis Rose, CryptoLogic’s President and CEO. “First, we have invested a small portion of our significant cash balance to immediately increase return to shareholders. Second, we have built on our acknowledged strength in the European poker market. Third, we have advanced our strategy to own or control strategic brands in order to increase their success and earn greater returns. And we still have more than ample resources to take advantage of additional strategic opportunities in the future.”

This purchase extends the company’s brand ownership and management strategy, which it has used very successfully with the award-winning InterCasino and InterPoker brands and related brands, such as ExtremePoker. Under this strategy, WagerLogic owns or controls key brands that it licenses to third party operators, along with its full suite of online gaming software, network services, and marketing support services, in order to generate higher revenue to WagerLogic.

Subject to certain closing conditions, the agreements are expected to be completed by January 15, 2007, at which point Parbet players will be transitioned to the WagerLogic poker network and begin enjoying its benefits immediately.

“This is a very exciting development for Parbet players,” stated Andy Goetsch, CryptoLogic’s Vice President, Poker Software Development. “They will now enjoy a poker network with triple the liquidity, attractive room-wide incentives and a platform that is one of the most stable in the industry. All WagerLogic licensees and their players will benefit from the increased liquidity which Parbet, and all new licensees, add to the network.”

“We continue to demonstrate our commitment to be at the forefront of the next wave of poker growth in Europe,” said AJ Slivinski, WagerLogic’s Managing Director. “In December we launched two new poker sites. In mid-January, we will launch three more poker sites: Parbet, Betsafe and Playboy Poker.”

TEL (416) 545-1455 FAX (416) 545-1454

55 ST. CLAIR AVENUE WEST, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

About CryptoLogic( (www.CryptoLogic.com)

Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. CryptoLogic’s leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of the company’s gaming software and services to a blue-chip customer base around the world. For information on WagerLogic(, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ Global Select Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

For more information, please contact:

CryptoLogic, (416) 545-1455	Argyle Rowland Communications, (416) 968-7311 (North American media)
Rick Wadsworth, Director of Communications	Karen Passmore, ext. 228/ kpassmore@argylerowland.com
Daniel Tisch, ext. 223/dtisch@argylerowland.com

Corfin Communications (UK media only)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.